Delisting Determination,The Nasdaq Stock Market, LLC,
September 23, 2019, Xynomic Pharmaceuticals Holdings, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Xynomic Pharmaceuticals Holdings, Inc. (the Company), effective at the opening of the trading session on October 3, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5101-2.
The Company was notified of the Staffs determination on May 15, 2019. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
July 15, 2019, denying the Company continued listing and notified the Company that trading in the Companys securities would be suspended on July 17, 2019.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on August 29, 2019.